50



OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8-29560

SECURIT[illegible]MISSION

03053435

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/02 (MM/DD/YY) AND ENDING 01/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BENEFIT SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1407 West 31st Avenue, Suite 301
(No. and Street)

Anchorage	AK	99503
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Cadieux — 907-276-2000
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAISER WHITLOCK RULIEN, LLC
(Name — if individual, state last, first, middle name)

1407 West 31st Avenue, Suite 500, Anchorage, AK 99503
(Address) (City) (State) (Zip Code)

PROCESSED
JUN 06 2003
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


SEC MAIL PROCESSING
RECEIVED
MAY 14 2003
WASH, D.C.
155
SECTION

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

KAISER
WHITLOCK
RULIEN
A Limited Liability Company


CERTIFIED PUBLIC ACCOUNTANTS

March 21, 2003

Board of Directors
Benefits Securities, Inc.

Gentlemen:

Below is the computation of net capital of Benefit Securities, Inc., at January 31, 2003, pursuant to Rule 15c3-1:

1.	Total ownership equity from Statement of Financial Condition	$ 55,703
2.	Deduct ownership equity not allowable for Net Capital	-
3.	Total ownership equity qualified for Net Capital	55,703
4.	Add:	
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital.	-
	B. Other deductions or allowable subordinate liabilities	-
5.	Total capital and allowable subordinate liabilities	55,703
6.	Deductions and/or charge:	
	A. Total non-allowable assets from Statement of Financial Condition	46,693
	B. Secured demand note deficiency	-
	C. Commodity futures contracts and spot commodities	-
	D. Other deductions and/or charges (income taxes)	-
7.	Other additions and/or allowable credits (list)	-
8.	Net capital before haircuts on securities positions	9,010
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f):	
	A. Contractual securities commitments	-
	B. Subordinated securities borrowings	-
	C. Trading and investment securities:	
	1. Executed securities	-
	2. Debt securities	-
	3. Options	-
	4. Other securities	-
	D. Undue concentration	-
	E. Other	-
10.	Net Capital	$ 9,010


SEC MAIL PROCESSING
RECEIVED
MAY 14 2003
WASH, D.C.
155
SECTION

MARJORIE J. KAISER, C.P.A. JOSEPH E WHITLOCK, C.P.A., C.V.A. DONOVAN W. RULIEN, C.P.A.
1407 W. 31st Avenue Suite 500 • Anchorage, Alaska 99503 • Phone 907-272-1421 • Fax 907-272-8556

During our audit of Benefit Securities, Inc., we found no material inadequacies in your system of internal control as covered by Rule 17A5 of the Securities Exchange Commission.

Material differences between our computation of net capital pursuant to Rule 15c3-1 and that contained in the focus report filed by the client for the year ended January 31, 2003 are explained in the attached reconciliation. Benefit Securities, Inc. is exempt from the reserve requirements of Rule 15c3-3 due to paragraph (K)(2)(a). They are also exempt under paragraph (K)(2)(a) of Rule 15c3-3 for possession and control.

Benefit Securities, Inc. does not use another broker-dealer for customer transactions, receive or hold securities or funds for customers, and does not carry accounts for customers.

Very truly yours,

KAISER, WHITLOCK, RULIEN, LLC



Cc: National Association of Securities Dealers, Inc.

Securities Exchange Commission

Securities and Exchange Commission
Regional Administrator

BENEFIT SECURITIES, INC.
SCHEDULE OF NON-ALLOWABLE ASSETS
January 31, 2003

ASSETS:

Accounts receivable	$	5,677
Property and equipment – net		3,300
Prepaid expenses		2,516
Deferred income tax benefit		35,200
	$	46,693

BENEFIT SECURITIES, INC.
RECONCILIATION TO FOCUS REPORT
January 31, 2003

Net Capital (per client focus report)		$ 9,401
Plus: Changes in non-allowable assets		
Net changes in accounts receivable	<2,956>	
Net change in prepaid expenses	147	
Net changes in fixed assets	<1,768>	
Net change in deferred income tax benefit	1,900	
		<6,477>
Less: Changes in ownership equity		
Current taxes	2,095	
Deferred income taxes	<1,600>	
Net changes in allowable assets and liabilities	5,591	
		6,086
Net capital as audited		$ 9,010

KAISER ■
WHITLOCK
RULIEN ■
A Limited Liability Company


CERTIFIED PUBLIC ACCOUNTANTS

March 21, 2003

Board of Directors
Benefits Securities, Inc.

Gentlemen:

Below is a computation of the basic net capital requirement of Benefit Securities, Inc., at January 31, 2003, pursuant to Rule 15c3-1:

Minimum net capital (6 2/3% of total aggregate indebtedness)	$ 624
Minimum dollar net capital requirement of report broker or dealer and minimum net capital requirement	$ 5,000
Net capital requirement (greater of above)	$ 5,000
Excess net capital	$ 4,010
Excess net capital at 100% (net capital less 10% of total aggregate indebtedness)	$ 8,075

We find that you are operating in accordance with Rule 15c3-1 and the $5,000 minimum net capital requirement.

Very truly yours,

Kaiser, Whitlock, Rulien, LLC

KAISER, WHITLOCK, RULIEN, LLC

MARJORIE J. KAISER, C.P.A. JOSEPH E WHITLOCK, C.P.A., C.V.A. DONOVAN W. RULIEN, C.P.A.
1407 W. 31st Avenue, Suite 500 • Anchorage, Alaska 99503 • Phone 907-272-1421 • Fax 907-272-8556

FORM X-17A-5

3/91

FOCUS REPORT

OMB No. 3235-0123 (5-31-87)

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER: Benefit Securities, Inc. [13]

SEC FILE NO.: 8-29560 [14]

FIRM I.D. NO.: 013632 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

1407 West 31st Avenue, Suite 301 [20]
(No. and Street)

FOR PERIOD BEGINNING (MM/DD/YY): 01/01/03 [24]

Anchorage [21] Alaska [22] 99503 [23]
(City) (State) (Zip Code)

AND ENDING (MM/DD/YY): 01/31/03 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris Cadieux, President [30]

(Area Code)—Telephone No: (907) 276-2000 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

		OFFICIAL USE	
	32		33
	34		35
	36		37
	38		39

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

38-013632-J IIA
BENEFIT SECURITIES, INC.
ROBERT J. CADIEUX
1407 WEST 31ST AVENUE SUITE 3
ANCHORAGE AK 99503

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.



SEC MAIL
RECEIVED
PROCESSING
MAY 14 2003
WASH. D.C.
155
SECTION

Dated the ______ day of ______ 19 ____

Manual signatures of:

1) ______________________
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Benefit Securities, Inc. | N 3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 01/31/03 [99]
SEC FILE NO. [98]
Consolidated [198]
Unconsolidated [199]

ASSETS

		Allowable		Non-Allowable		Total	
1	Cash	$ 17,736	200			$ 17,736	750
2	Receivables from brokers or dealers:						
	A. Clearance account		295				
	B. Other	620	300	$ 2,745	550	3,365	810
3	Receivables from non-customers		355		600		830
4	Securities and spot commodities owned, at market value:						
	A. Exempted securities		418				
	B. Debt securities		419				
	C. Options		420				
	D. Other securities		424				
	E. Spot commodities		430				850
5	Securities and/or other investments not readily marketable:						
	A. At cost $ [130]						
	B. At estimated fair value		440		610		860
6	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
	A. Exempted securities $ [150]						
	B. Other securities $ [160]						
7	Secured demand notes:		470		640		890
	market value of collateral:						
	A. Exempted securities $ [170]						
	B. Other securities $ [180]						
8	Memberships in exchanges:						
	A. Owned, at market $ [190]						
	B. Owned, at cost				650		
	C. Contributed for use of the company, at market value				660		900
9	Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	3,300	680	3,300	920
11	Other assets	206,788	535	40,648	735	247,436	930
12	TOTAL ASSETS	$ 225,144	540	$ 46,693	740	$ 271,837	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Benefit Securities, Inc. as of 01/31/03

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

	Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13	Bank loans payable	$	1045	$	1255	$	1470
14	Payable to brokers or dealers:						
	A. Clearance account		1114		1315		1560
	B. Other	620	1115		1305	620	1540
15	Payable to non-customers		1155	206,788	1355	206,788	1610
16	Securities sold not yet purchased, at market value				1360		1620
17	Accounts payable, accrued liabilities, expenses and other	8,726	1205		1385	8,726	1685
18	Notes and mortgages payable:						
	A. Unsecured		1210				1690
	B. Secured		1211		1390		1700
19	Liabilities subordinated to claims of general creditors:						
	A. Cash borrowings:				1400		1710
	1. from outsiders $ [970]						
	2. Includes equity subordination (15c3-1 (d)) of $ [980]						
	B. Securities borrowings, at market value: from outsiders $ [990]				1410		1720
	C. Pursuant to secured demand note collateral agreements:				1420		1730
	1. from outsiders $ [1000]						
	2. Includes equity subordination (15c3-1 (d)) of $ [1010]						
	D. Exchange memberships contributed for use of company, at market value				1430		1740
	E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20	TOTAL LIABILITIES	$ 9,346	1230	$ 206,788	1450	$ 216,134	1760

Ownership Equity

				Total	
21.	Sole proprietorship			$	1770
22.	Partnership (limited partners	$	1020)		1780
23.	Corporation:				
	A. Preferred stock				1791
	B. Common stock			10,000	1792
	C. Additional paid-in capital			14,500	1793
	D. Retained earnings			31,203	1794
	E. Total			55,703	1795
	F. Less capital stock in treasury			( )	1796
24	TOTAL OWNERSHIP EQUITY			$ 55,703	1800
25	TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 271,837	1810

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Benefit Securities, Inc.

For the period (MMDDYY) from 01/01/03 [3932] to 01/31/03 [3933]
Number of months included in this statement 1 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

Item	Amount	Code
1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$	3935
b. Commissions on listed option transactions		3938
c. All other securities commissions		3939
d. Total securities commissions		3940
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		3945
b. From all other trading		3949
c. Total gain (loss)		3950
3. Gains or losses on firm securities investment accounts	(3,545)	3952
4. Profit (loss) from underwriting and selling groups		3955
5. Revenue from sale of investment company shares		3970
6. Commodities revenue		3990
7. Fees for account supervision, investment advisory and administrative services		3975
8. Other revenue	27,600	3995
9. Total revenue	$ 24,055	4030

EXPENSES

Item		Amount	Code
10. Salaries and other employment costs for general partners and voting stockholder officers		$ 175,146	4120
11. Other employee compensation and benefits		(89,982)	4115
12. Commissions paid to other broker-dealers		(53,726)	4140
13. Interest expense			4075
a. Includes interest on accounts subject to subordination agreements	[4070]		
14. Regulatory fees and expenses			4195
15. Other expenses		9,157	4100
16. Total expenses		$ 40,595	4200

NET INCOME

Item		Amount	Code
17. Net income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$ (16,540)	4210
18. Provision for Federal income taxes (for parent only)			4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of	[4238]		
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of	[4239]		
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items		$ (16,540)	4230

MONTHLY INCOME

Item	Amount	Code
23. Income (current month only) before provision for Federal income taxes and extraordinary items	$ (16,540)	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Benefit Securities, Inc. as of 01/31/03

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1		4550
B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained	X	4560
C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm [4335]		4570
D. (k) (3)—Exempted by order of the Commission		4580

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Benefiti Securities, Inc. as of 01/31/03

COMPUTATION OF NET CAPITAL

1	Total ownership equity from Statement of Financial Condition			$	55,703	3480
2	Deduct ownership equity not allowable for Net Capital [19]			(	)	3490
3	Total ownership equity qualified for Net Capital				55,703	3500
4.	Add					
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
	B. Other (deductions) or allowable credits (List)					3525
5	Total capital and allowable subordinated liabilities			$	55,703	3530
6	Deductions and/or charges:					
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) [17]	$ 46,693	3540			
	B. Secured demand note deficiency		3590			
	C. Commodity futures contracts and spot commodities- proprietary capital charges		3600			
	D. Other deductions and/or charges		3610	(	46,693)	3620
7.	Other additions and/or allowable credits (List)					3630
8	Net capital before haircuts on securities positions [20]			$	9,010	3640
9	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):					
	A. Contractual securities commitments	$	3660			
	B. Subordinated securities borrowings		3670			
	C. Trading and investment securities:					
	1. Exempted securities [18]		3735			
	2. Debt securities		3733			
	3. Options		3730			
	4. Other securities		3734			
	D. Undue Concentration		3650			
	E. Other (List)		3736	(	)	3740
10.	Net Capital			$	9,010	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Benefit Securities, Inc. as of 01/31/03

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11	Minimum net capital required (6-2/3% of line 19)	$ 624	3756
12	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5,000	3758
13	Net capital requirement (greater of line 11 or 12)	$ 5,000	3760
14	Excess net capital (line 10 less 13)	$ 4,010	3770
15	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 8,075	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16	Total A.I. liabilities from Statement of Financial Condition			$ 9,346	3790
17	Add				
	A. Drafts for immediate credit	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$	3830
19	Total aggregate indebtedness			$ 9,346	3840
20	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			% 111.39	3850
21	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
23	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3880
24	Net capital requirement (greater of line 22 or 23)	$	3760
25	Excess net capital (line 10 less 24)	$	3910
26	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be With-drawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695

TOTAL $ 4699

OMIT PENNIES

Instructions. Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Benefit Securities, Inc.

For the period (MMDDYY) from 01/01/03 to 01/31/03

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 52,001	4240
A. Net income (loss)			16,540	4250
B. Additions (Includes non-conforming capital of	$	4262)		4260
C. Deductions (Includes non-conforming capital of	$	4272)	12,838	4270
2. Balance, end of period (From item 1800)			$ 55,703	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES